UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Spectrum Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84763A 10 8
(CUSIP Number)

Rajesh C. Shrotriya
5 Highland Creek Drive
Henderson, NV 89052
(702)290-7779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _____84763A 10 8_______

1. Names of Reporting Persons: Rajesh C. Shrotriya, M.D.
IRS Identification Nos. of above persons (entities only)

2. Check the Appropriate Box If a Member of a Group	a. ☐
b. ☐

3. SEC Use Only

4. Source of Funds:
PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization:
United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power[1]	3,608,276

8. Shared Voting Power	1,380,603

9. Sole Dispositive Power	3,608,276

10. Shared Dispositive Power	1,380,603

11. Aggregate Amount Beneficially Owned by Each Reporting Person	4,988,879

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row 11	4.67%

14. Type of Reporting Person	IN

1 The Sole Voting Power includes 812,938 shares of common stock subject to stock options which have vested.

Explanatory Note

Dr. Rajesh C. Shrotriya (“Dr. Shrotriya”) previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (“Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”), on Schedule 13D (the “Schedule 13D”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1 thereunder.

This Amendment No. 11 (this “Amendment”) to the Schedule 13D is being filed by Dr. Shrotriya to report certain changes to the disclosures in Items 4, 6 and 7 of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On July 11, 2018, Chitra Shrotriya, as the Trustee of the RS Irrevocable Trust U/A DTD 10/28/2012 (the “Trust”), entered into a written stock selling plan in accordance with Rule 10b5-1 (the “Plan”). The Trust holds a certain number of Common Stock for the benefit of Dr. Shrotriya. The Common Stock held in the Trust are included in the aggregate amount beneficially owned by Dr. Shrotriya. Pursuant to the Plan, the Trust may sell up to an aggregate of 1,000,000 shares of Common Stock between July 23, 2018 and December 31, 2018, subject to market conditions and the pricing parameters specified in the Plan. Chitra Shrotriya, as Trustee of the Trust, is entering into the Plan to cover tax obligations and for financial planning purposes. A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

On July 11, 2018, Chitra Shrotriya as Trustee of the RS Irrevocable Trust U/A DTD 10/28/2012 entered into the Plan as further described in Item 4, which is incorporated by reference.

Item 7.  Materials to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Programmed Plan of Transactions Under Rule 10b5-1, dated July 11, 2018, by and between Chitra Shrotriya as Trustee of the RS Irrevocable Trust U/A DTD 10/28/2012 and Wells Fargo Clearing Services, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 30, 2018	By:	/s/ Rajesh Shrotriya

		Name:	Rajesh C. Shrotriya

Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

WELLS FARGO ADVISORS

Plan No. 18060003652SPPI

General Instructions:

I hereby appoint Wells Fargo Clearing Services, LLC and/or Wells Fargo Advisors Financial Network, LLC ("Wells Fargo Advisors")[i] as my agent for the purposes of implementing a Programmed Plan of Transactions designed to comply with the requirements of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as outlined below (the "Plan") and for the purpose of executing this Plan. **I understand that the Plan below is subject to review prior to acceptance by Wells Fargo Advisors and that, upon acceptance, Wells Fargo Advisors shall use its reasonable best efforts to effectuate the Plan.** This Plan is valid only for the specific security, account number and maximum total shares indicated:

Client Information ("Client")

Name: RS Irrevocable Trust U/A DTD 10/28/2012
By Chitra Shrotriya, TTEE

Title: Spouse of former CEO

Relationship of Client to Issuer:

- ☐ Executive Officer
- ☐ Director
- ☐ 10% (or Greater) Shareholder
- X Other (Specify): Trustee is spouse of former CEO

Company Information ("Issuer")

Issuer Name: Spectrum Pharmaceuticals, Inc.

Stock Symbol: SPPI

Name of Security: Common

Contact Person:

I X am ☐ am not subject to trading and/or Issuer-imposed restrictions.

I X am ☐ am not an affiliate or control person as that term is defined by SEC Rule 144.

I X am ☐ am not subject to the requirements of Section 16 of the Exchange Act;

Plan Term & Termination:

Effective Date (the "Effective Date"): July 11, 2018

First Possible Trade Date: July 23, 2018

Termination Date ("the Termination Date"): December 31, 2018

Security Information:

Maximum Number of Shares Affected by this Plan ("Maximum Shares"): 1,000,000

Source of Securities Affected by this Plan:

- X Shares Held
- ☐ Employer granted stock options
- ☐ Restricted Stock /Restricted Stock Unit Award
- ☐ Other Employer Benefit Plan (Describe):

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Plan No: 18060003652SPPI

Trade Instructions:

I instruct Wells Fargo Advisors to enter orders to sell the following shares, not to exceed the Maximum Shares indicated on page 1 of this Plan, in accordance with the schedule provided below with such transactions to begin on the date(s) identified in the table below ("Trade Start Date") and ending on the date(s) identified in the table below ("Trade End Date"). Unless otherwise indicated herein, the orders shall be filled sequentially in the order presented.

All orders shall be placed prior to market open on the first day of each applicable Trade Start Date(s), or as soon as is practicable thereafter, and shall be cancelled as of market close on the Trade End Date of each applicable trading period. I understand that it may not be possible to effectuate a complete sale of all shares included within the period defined for each order shown below. Unless otherwise indicated, partial fills of orders shall be allowed with any remaining balance to be sold on the next trading day thereafter through and including the Trade End Date(s).

If any shares remain unsold as of market close on the Termination Date, (or the last market day immediately prior thereto), then all open orders shall be cancelled at such time.

Wells Fargo Advisors agrees to use reasonable efforts, consistent with ordinary principles of best execution, to sell shares in accordance with the terms of the Plan.

If a limit price is specified below ("Limit Price"), Wells Fargo Advisors shall sell the securities subject to such Limit Price as soon as the Limit Price is attained (or as soon thereafter as is practicable under ordinary principles of best execution) within the Trade Date(s) specified below, assuming sufficient volume exists to support such execution. Orders may be entered using a "not held" designation, in which case Wells Fargo Advisors would exercise its discretion with respect to such trading activity, provided, however, that no sales would occur below the designated Limit Price, if applicable.

Order Number	Trade Start Date	Trade End Date	Limit Price	Number of shares to be sold, Not Held	Source of shares
1	07-23-2018	12-31-2018	$20.00 or better	1,000,000 with a maximum of 30,000 per day. Order shall be reloaded daily to account for the previous day's sales until the Order is exhausted.	Shares held in account.

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Plan No: 18060003652SPPI

DISCLOSURES, REPRESENTATIONS AND FURTHER INSTRUCTIONS FOR PROGRAMMED PLAN OF TRANSACTIONS

General Representations. I understand that this Plan is intended to conform with certain provisions of Rule 10b5-1(c) under the Exchange Act ("the Rule"), and that, in general, the Rule provides an affirmative defense against allegations of insider trading to a person who comes into possession of material, non-public information with respect to a security who effects a trade in the security, provided instructions to effect the trade are included in a 10b5-1 plan established prior to the person becoming aware of the material, non-public information. I hereby represent to Wells Fargo Advisors that, as of the date of my signature below:

- I am not in possession of material, non-public information about the securities which are the subject of this Plan;
- This Plan is being entered into in good faith and is not part of a plan or scheme to evade compliance with federal securities laws;
- Other than as otherwise disclosed herein, I am under no legal, regulatory or contractual restriction or undertaking that would prevent Wells Fargo Advisors from acting upon the Instructions, including but not limited to any private placement transfer restrictions, pledge or other encumbrance, rights of first refusal, or any other matters that may prohibit or prevent the free transfer of the securities covered by this Plan;
- If I am a director or executive officer of Issuer, then I am not subject to any current pension fund blackout period applicable to Issuer, and am not aware of the actual or approximate beginning or ending dates of any such blackout period.
- I understand that it is my responsibility to comply with all applicable securities laws and policies of Issuer of the securities with respect to the transactions contemplated by this Plan.
- I understand that the laws governing insider trading are fact-specific and that Wells Fargo Advisors does not and cannot guarantee that any transaction that is executed pursuant to the Plan will be deemed covered by the protections of the Rule.

Effective Date. This Plan will become effective as of the Effective Date. I acknowledge and understand that the transactions contemplated by this Plan (the "Instructions") will occur on or after the date or dates that are provided in the Instructions ("Trade Date(s)"). In no event shall any such Trade Date occur prior to the Effective Date of this Plan.

Termination of Plan. I direct that this Plan will terminate at market close on the Termination Date or upon the completed purchase or sale of the Maximum Shares subject to this Plan. In addition, this Plan shall automatically terminate, regardless of whether the Maximum Shares have been purchased or sold, if:

- Wells Fargo Advisors receives notice of my death;
- Wells Fargo Advisors receives written notice from me terminating this Plan (which may be given for any reason);
- I receive written notice from Wells Fargo Advisors terminating this Plan (which may be given for any reason);
- If I fail to pay for any trade entered pursuant to the Plan or fail to comply in any material respect with any applicable law and/or my obligations under this Plan;
- Upon my, or Issuer's notice demonstrating to Wells Fargo Advisors that any of the following contingencies have occurred and that the Plan should be terminated:

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Plan No: 18060003652SPPI

- A public announcement has been made of a tender offer involving Issuer's securities;
- A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction involving Issuer in which the securities covered by the Plan would be subject to a lock-up provision or in which Issuer is not expected to be the surviving entity following the conclusion of such transaction;
- A sale has been made of all or substantially all of the assets of Issuer on a consolidated basis to an unrelated person or entity, or if a transaction affecting Issuer occurs in which the owners of Issuer's outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;
- A dissolution or liquidation of Issuer takes place; or
- If I, or Issuer, have a good faith belief that the Plan or its attendant transactions may violate existing, new or revised federal or state laws or regulations, or may cause a breach of a contract or agreement to which Issuer is a party or by which Issuer is bound and provide notice of same to Wells Fargo Advisors.

In no event shall Wells Fargo Advisors be deemed to have not followed the Plan if I, or Issuer do not provide notice of the above contingencies prior to the placement of a scheduled order under the Plan.

Modification of Plan. This Plan may not be modified unless (a) I, and Issuer, approve the modification in writing and such modification is accepted by Wells Fargo Advisors, (b) I represent, in writing, on the date of such modification that I am not aware of any material, non-public information regarding Issuer or any of its securities (including the shares) and the modification is being made in good faith and not as part of a scheme to evade the Rule, and (c) such modification occurs only in accordance with Issuer's insider trading policy and procedures, or as otherwise approved by Issuer. I further understand that Issuer may impose additional requirements as a condition of allowing me to modify this Plan, including, but not limited to, a period of time which must elapse before trading may resume following such modification. I agree to comply with any such additional requirements imposed by Issuer and to advise Wells Fargo Advisors of such requirements. I further agree that any such modification of this Plan shall be undertaken at my own risk without liability or consequence to Wells Fargo Advisors.

Effect of Deviation From Instructions. I understand that the protections of the Rule may not apply if I alter the Plan or deviate from the instructions in any way. I further understand that I may be considered to have altered or deviated from the Plan if I change the amount, price or timing of any purchase or sale; if I enter supplemental, ad hoc orders with respect to the security that is the subject of the Plan; if I attempt to directly or indirectly influence the timing of the placement or execution of orders other than through these written instructions; or if I enter or alter a corresponding or hedging transaction with respect to such security. I understand that any such activities would be undertaken at my own risk without liability or consequence to Wells Fargo Advisors.

Suspension of Plan. I understand that trading under this Plan may be suspended if Wells Fargo Advisors has received written notice from Issuer, or from me, of the occurrence of any event that would prohibit a sale under this Plan, including, but not limited to the existence of any legal, accounting, regulatory or contractual restriction applicable to Issuer or to me, including, but not limited to, Regulation M. Such notice will only indicate the anticipated duration of the trading prohibition and will not include any other information about the nature of the event causing the trading prohibition or its applicability to me. Upon receipt of such written notice, I expressly authorize Wells Fargo Advisors to suspend trading as soon as practicable and trading shall not resume until Wells Fargo Advisors has received written notice of the lifting of such suspension or the resolution of the underlying restriction. In the event that the events giving rise to a suspension of trading cannot be resolved within a reasonable time, I understand and acknowledge that Wells Fargo Advisors reserves the right, in its sole discretion, to terminate this Plan in accordance with the provisions contained herein.

Upon the resumption of trading following a suspension, any trades having a Trade End Date that occurred during such suspension period shall be deemed to have expired as of their original Trade End Date. Any trades having a Trade Start Date which occurred during the period of suspension shall be placed as soon as practicable for the balance of time

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Plan No: 18060003652SPPI

remaining until the Trade End Date applicable to such trade. All other trades shall be placed as originally indicated in the Plan.

Market Disruptions, Internal Restrictions and Other Unusual Situations. I understand that Wells Fargo Advisors may not be able to effectuate a sale due to a market disruption or a legal, regulatory or contractual restriction to which it may be subject. If any transaction cannot be executed due to a market disruption, a legal, regulatory, or contractual restriction applicable to Wells Fargo Advisors, or any other event, Wells Fargo Advisors agrees to so advise Client and effectuate such sale as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event. In addition, it is understood that, from time to time, Wells Fargo Advisors places internal restrictions on the ability of customers to enter orders in connection with specific securities. In the event such restrictions may apply to the securities covered by this Plan, and that such restrictions would prevent orders from being placed in connection with these instructions, then this Plan will automatically terminate with no liability to Wells Fargo Advisors.

Non-Market Days and Trading Restrictions. If I have given instructions that require an order to be entered on a particular date, and the date that I have selected for a transaction falls on a day when the applicable primary market for the security is closed, or that is prohibited due to other circumstances, such as a corporate blackout period, then I direct that the transaction occur on the next regular business day on which such market is open following the original date indicated or following the lifting of such trading restriction.

State Insider Trading Laws. I understand that some states may have their own laws that relate to insider trading. I understand that Wells Fargo Advisors makes no representation to me with respect to whether this Plan conforms to the laws of any particular state, and that I will seek the advice of my own counsel with respect to matters of state law.

Effect of "Short-Swing Profit" Rules. I understand that federal securities laws may require me to disgorge all profits earned in connection with any purchase and sale of stock that occurs within six months of each other if I own 10% or more of any class of the issuer's equity securities, or if I am an officer or director of Issuer (i.e., "short-swing profits"). I further understand that it is my own responsibility to ensure compliance with such short-swing profit rules, and that I will seek my own counsel with respect to ensuring compliance with such rules.

Sales of Restricted Stock or Control Stock Pursuant to SEC Rule 144. I understand that the Plan is applicable only as to securities that are freely-tradable and that are not subject to any restrictions against purchase or sale. If I am considered an "Affiliate" within the meaning of Rule 144, then I understand that the provisions of that rule may limit the number of shares I can sell at any given time. In the event there is a conflict between the quantity of securities that I have directed to be purchased or sold and any lesser amount of shares that are permitted to be sold pursuant to Rule 144 or other securities laws or rules, I hereby direct that the maximum limits established by such other laws or rules shall govern. Further, because volume limitations are applicable under Rule 144 regardless where I may sell securities, I represent that I will place no orders with other securities firms to sell securities of the same class as those contemplated by this Plan without immediately notifying Wells Fargo Advisors in sufficient time to prevent any improper sales.

I agree to timely provide completed and signed Rule 144 paperwork to Wells Fargo Advisors. I acknowledge that Wells Fargo Advisors requires this paperwork to facilitate Rule 144 trades for my account. Consistent with Rule 144 filing requirements, Wells Fargo Advisors hereby agrees to submit my completed Rule 144 paperwork to the Securities and Exchange Commission (the "SEC"). In the event that I am unable to provide completed Rule 144 paperwork, I hereby authorize and agree that Wells Fargo Advisors will act as my agent to complete my paperwork. In order for Wells Fargo Advisors to complete this paperwork, I authorize Wells Fargo Advisors to maintain my pre-signed Forms 144 in safekeeping and to complete these forms as necessary before submitting them to the SEC. I further agree to release, hold harmless and discharge Wells Fargo Advisors and their affiliates, agents, officers, successors and insurers from any and all claims, demands, losses, liabilities, damages and other expenses which may be sustained at any time relating to its facilitating transactions and completing necessary paperwork on my behalf under Rule 144 except, in each case, to the extent such claims, demands, losses, liabilities, damages or expenses are attributable to Wells Fargo Advisors' gross negligence, willful misconduct or bad faith.

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Plan No: 18060003652SPPI

Reporting Requirements for Certain Shareholders. I understand that there are securities laws and rules that require certain shareholders to timely file reports with the Securities and Exchange Commission as to the shareholder's purchases and sales of Issuer's securities. I understand that it is my responsibility to ensure compliance with such rules, and that I will seek my own counsel with respect to whether and when such reports might need to be filed.

Adjustments to Share and Dollar Amounts. All share numbers and per share dollar amounts set forth in this Plan shall be adjusted proportionately, or in such manner as to preserve the original intent of the Plan, to account for any stock splits, stock dividends and/or similar events occurring with respect to the shares after the Effective Date of the Plan.

Coordination With Issuer. I understand that Issuers may restrict or limit employees or certain other persons from trading in Issuer's securities (e.g., an employee or director may only be permitted to trade during certain "window periods" or may be prohibited from trading during certain "blackout periods"). In addition, I understand that, if I am deemed to be an affiliate or an affiliated purchaser of Issuer whose securities I might be purchasing, then my transactions could limit or otherwise hinder Issuer's ability to effectuate a share repurchase program under federal securities laws and rules (specifically, SEC Rule 10b-18). Therefore, I represent to Wells Fargo Advisors that, to the extent such provisions may apply to me, I have reviewed this Plan with Issuer and that Issuer has consented to the Plan. I further authorize Wells Fargo Advisors to provide a copy of this Plan to Issuer and to discuss the terms of this Plan with Issuer, including the confirmation of any trades hereunder or the provision of such information as needed by Issuer to complete any regulatory filings required of me or Issuer.

Indemnification. I understand that Wells Fargo Advisors can make no representation or guarantee that any transaction entered according to the Plan will not subsequently be found to violate federal or state laws or rules against trading by insiders or trading on the basis of material, non-public information or other laws or rules governing securities transactions. Therefore, in consideration of Wells Fargo Advisors' acceptance of these instructions, I hereby agree to indemnify and hold harmless Wells Fargo Advisors and its directors, officers and employees from any liability, loss or expense (including any legal fees and expenses reasonably incurred) arising out (i) any assertions that the Plan or sales made under the Plan do not comply with the Rule or with state securities laws or regulations prohibiting trading on the basis of material non-public information or (ii) Wells Fargo Advisors' actions taken or omitted in compliance with the Plan; except, in each case, to the extent such liabilities, losses or expenses are attributable to Wells Fargo Advisors' gross negligence, willful misconduct or bad faith.

Confidentiality. Wells Fargo Advisors will maintain the confidentiality of this Plan and will not disclose the specific terms of this Plan to any person or entity, except: (i) to employees, affiliates and agents of Wells Fargo Advisors who have a legitimate business need to know such information, (ii) if required by law or by appropriate administrative process, to any governmental agency having jurisdiction over Wells Fargo Advisors or any self-regulatory organization of which it is a member, such as identification of the plan inception on Rule 144 filings, or (iii) to any other person or entity to the extent such disclosure is required by law or by a subpoena issued by a court of competent jurisdiction, provided that Wells Fargo Advisors shall give prompt notice to me of its receipt of a subpoena or similar process.

Wells Fargo Advisors Policies and Procedures on Insider Trading. Wells Fargo Advisors acknowledges that it has implemented and will maintain reasonable policies and procedures which prohibit any Wells Fargo Advisors' associate from acting on material non-public information concerning Issuer and/or the shares which are the subject of this Plan, from taking certain actions with respect to such material non-public information including prohibitions against acting upon such information for the benefit of such associate in his or her personal accounts or any related accounts, from disclosing such information to anyone except in an appropriate capacity, and prohibitions against tipping outside parties.

Effect of Instructions on Other Agreements with Wells Fargo Advisors. Nothing in this Plan changes any other terms or agreements that are already applicable to my account or accounts, or that otherwise exist between Wells Fargo Advisors and me.

Inconsistency with Applicable Law. If any provision of this Plan is, or subsequently becomes inconsistent with any applicable present or future law, rule or regulation, that provision shall be deemed modified, or, if necessary, rescinded, to the extent necessary to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

Choice of Law Regarding Interpretation of Instructions. This Plan shall be construed in accordance with the laws of the State of New York.

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Plan No: 18060003652SPPI

Enforceability in the Event of Bankruptcy. The parties acknowledge and agree that this Plan is a "securities contract" as defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and shall be entitled to all of the protections afforded to such contracts under the Bankruptcy Code.

Counterparts. This Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

Acknowledgement. By signing this form I agree that I have read and understood all of the disclosures and representations outlined in this agreement. Wells Fargo Advisors and Client further agree, acknowledge and confirm that Issuer is not a party to this Plan, but is signing below only to acknowledge the existence of the Plan.

RS Irrevocable Trust U/A DTD 10/28/2012
By Chitra Shrotriya, TTEE

X Chitra Shrotriya
Client Signature

7-10-18
Date

Wells Fargo Clearing Services, LLC

By_______________________
Branch Manager/BDMR

____
Date

Acknowledged on behalf of Issuer:

By:_______________________

Title:_______________________

____
Date

[1] Wells Fargo Advisors is the trade name used by two separate registered broker-dealers. Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, Members SIPC, non-bank affiliates of Wells Fargo & Company

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Plan No: 18060003652SPPI

JUL. 16. 2018 9:34AM WELLFARGO ADVISORS NO. 013 P. 8

Enforceability in the Event of Bankruptcy. The parties acknowledge and agree that this Plan is a "securities contract" as defined in Section 741(7) of Title 11 of the United States Code ("Bankruptcy Code") and shall be entitled to all of the protections afforded to such contracts under the Bankruptcy Code.

Counterparts. This Plan may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were placed upon the same instrument.

Acknowledgement. By signing this form I agree that I have read and understood all of the disclosures and representations outlined in this agreement. Wells Fargo Advisors and Client further agree, acknowledge and confirm that Issuer is not a party to this Plan, but is signing below only to acknowledge the existence of the Plan.

RS Irrevocable Trust U/A DTD 10/28/2012
By Chitra Shrotriya, TTEE

x Chitra Shrotriya
Client Signature

7-10-18
Date

Wells Fargo Clearing Services, LLC

By ________________
Branch Manager/BDMR

7/16/18
Date

Acknowledged on behalf of Issuer:

By: ________________

Title: ________________

____
Date

[1] Wells Fargo Advisors is the trade name used by two separate registered broker-dealers. Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, Members SIPC, non-bank affiliates of Wells Fargo & Company

Page 7

Plan No: 18060003085ZSPPI

Vogelsang, Karen

Subject: FW: 10B5-1 PLAN FOR RS IRREVOCABLE TRUST FOR SPECTRUM ACKNOWLEGEMENT

From: Kasey Hume [mailto:Kasey.Hume@sppirx.com]
Sent: Monday, July 16, 2018 7:33 AM
To: Vogelsang, Karen
Cc: Johnson, Donald; Keith McGahan; Kurt Gustafson
Subject: RE: 10B5-1 PLAN FOR RS IRREVOCABLE TRUST FOR SPECTRUM ACKNOWLEGEMENT

On the advice of counsel, we do not need to acknowledge Dr. Shrotriya's 10b5-1 Plan.

Thanks,

Kasey Hume
Executive Director of Legal Affairs
and Corporate Services
157 Technology Drive
Irvine, CA 92618
Tel: (949) 743-9222
Fax: (949) 788-6706
Email: kasey.hume@sppirx.com

SPECTRUM

CONFIDENTIALITY NOTICE

This message may contain material that is privileged, confidential and/or protected from disclosure and is for the sole use of the recipient to which it is addressed. If the reader of this message is not the intended recipient, please be advised that any reading, copying, forwarding or dissemination of this communication or any attachments is strictly prohibited, as is any other use of or taking of any action in reliance upon the same by persons or entities other than the intended recipient. If you have received this communication in error, please notify the sender or Spectrum Pharmaceuticals, Inc. immediately and delete the message and all attachments from your computer system.

From: Kasey Hume [mailto:Kasey.Hume@sppirx.com]
Sent: Friday, July 13, 2018 2:45 PM
To: Vogelsang, Karen
Cc: Johnson, Donald; Keith McGahan; Kurt Gustafson
Subject: RE: 10B5-1 PLAN FOR RS IRREVOCABLE TRUST FOR SPECTRUM ACKNOWLEGEMENT

Hi Karen,

I have confirmed with our legal counsel that Raj is no longer subject to our Insider Trading Policy so approval of his 10b5-1 plan is not required. Please let me know if you have any questions.

Thanks,

Kasey Hume
Executive Director of Legal Affairs
and Corporate Services
157 Technology Drive

1

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